Exhibit 99.1

UNI-FUELS HOLDINGS LIMITED

F-1

Uni-Fuels Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Assets
Current Assets
Cash	$6,759,336	$4,324,956
Accounts receivable, net	22,291,877	11,458,689
Prepayments and other assets, net	1,452,684	229,928
Total current assets	30,503,897	16,013,573

Non-Current Assets
Property and equipment, net	312,355	329,585
Operating lease right-of-use assets	84,831	133,103
Prepayments and other assets, net	2,972	4,457
Deferred initial public offering (“IPO”) costs	-	482,183
Total non-current assets	400,158	949,328
Total assets	$30,904,055	$16,962,901

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$17,377,442	$10,092,160
Short-term bank loans	821,238	1,510,249
Amounts due to related parties	-	269,467
Income tax payables	147,714	91,025
Operating lease liabilities, current	93,767	104,267
Accrued expenses and other liabilities	142,665	291,464
Total current liabilities	18,582,826	12,358,632

Non-Current Liabilities
Operating lease liabilities, non-current	10,388	41,011
Accrued expenses and other liabilities, non-current	-	10,153
Deferred tax liabilities, net	8,243	8,243
Total non-current liabilities	18,631	59,407
Total liabilities	18,601,457	12,418,039

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value, 450,000,000 shares authorized; 9,765,000 and 7,350,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024)	977	735
Class B ordinary shares (US$0.0001 par value, 50,000,000 shares authorized; 22,650,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024)	2,265	2,265
Additional paid-in capital	11,663,360	3,997,000
Accumulated other comprehensive income	292	145
Retained earnings	635,704	544,717
Total shareholders’ equity	12,302,598	4,544,862

Total liabilities and shareholders’ equity	$30,904,055	$16,962,901

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

Uni-Fuels Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues
Sales of marine fuels	$114,618,812	$74,192,974
Brokerage commissions	1,973	-
Total revenues	114,620,785	74,192,974

Cost of revenues	(112,551,139)	(72,733,991)

Gross profit	2,069,646	1,458,983

Operating expenses
Selling and marketing	(478,825)	(259,282)
General and administrative	(1,406,391)	(1,090,393)
Total operating expenses	(1,885,216)	(1,349,675)

Income from operations	184,430	109,308

Other income
Interest income (expense), net	7,826	(8,972)
Other income	6,221	14,449
Total other income, net	14,047	5,477

Income before income tax	198,477	114,785
Income tax expense	(107,490)	(12,813)
Net income	90,987	101,972

Total comprehensive income	$90,987	$101,972

Earnings per share
Class A ordinary shares – basic and diluted	$0.01	$-
Class B ordinary shares – basic and diluted	$-	$-

Weighted average shares outstanding used in calculating basic and diluted earnings per share
Class A ordinary shares – basic and diluted	9,543,398	-
Class B ordinary shares – basic and diluted	22,650,000	30,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

Uni-Fuels Holdings Limited

Unaudited Condensed Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Class A ordinary share		Class B ordinary share		Additional Paid-In	Accumulated other comprehensive	Retained
	Share	Amount	Share	Amount	Capital	income	earnings	Total
Balance as of December 31, 2023	-	$-	30,000,000	$3,000	$3,997,000	$-	$373,120	$4,373,120

Net income	-	-	-	-	-	-	101,972	101,972

Balance as of June 30, 2024 (unaudited)	-	-	30,000,000	3,000	3,997,000	-	475,092	4,475,092

Balance as of December 31, 2024	7,350,000	$735	22,650,000	$2,265	3,997,000	$145	$544,717	$4,544,862

Net income	-	-	-	-	-	-	90,987	90,987
Foreign currency translation adjustment	-	-	-	-	-	147	-	147
Issuance of shares	2,415,000	242	-	-	7,666,360	-	-	7,666,602

Balance as of June 30, 2025 (unaudited)	9,765,000	$977	22,650,000	$2,265	11,663,360	$292	$635,704	$12,302,598

F-4

Uni-Fuels Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$90,987	$101,972
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Depreciation	38,781	36,877
Recovery of allowance for credit losses	-	(1,733)
Non-cash operating lease expenses	48,272	40,937
Change in operating assets and liabilities:
Accounts receivable	(10,833,041)	4,255,536
Prepayments and other assets	(1,214,607)	(44,953)
Accounts payable	7,285,282	(2,393,616)
Income tax payables	56,689	(266,934)
Operating lease liabilities	(20,653)	(42,203)
Accrued expenses and other liabilities	(179,422)	(56,432)
Deferred tax (benefits) expenses	-	(4,970)
Net cash (used in) provided by operating activities	(4,727,712)	1,624,481

Cash flows from investing activities:
Purchases of property and equipment	(21,551)	(6,353)
Net cash used in investing activities	(21,551)	(6,353)

Cash flows from financing activities:
Proceeds from short-term bank loans	13,804,671	6,820,315
Repayments of short-term bank loans	(14,493,682)	(6,811,526)
Payment of offering costs related to Initial Public Offering (“IPO”)	-	(185,719)
Proceeds from issuance of ordinary shares related to IPO	8,148,785	-
Repayment of borrowings from shareholders	(276,131)	(1,846)
Net cash provided by (used in) financing activities	7,183,643	(178,776)

Net increase in cash and restricted cash	2,434,380	1,439,352
Cash and restricted cash, beginning of period	4,324,956	4,064,850
Cash and restricted cash, end of period	6,759,336	5,504,202

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$6,759,336	$4,004,202
Restricted cash	-	1,500,000
Total cash and restricted cash	$6,759,336	$5,504,202

Supplemental disclosures of cash flow information:
Income tax paid	$300,848	$284,717
Interest expenses paid	$38,871	$46,130

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

1. Organization and Description of Business

Uni-Fuels Holdings Limited (“Uni-Fuels Holdings”) (“the Company”) is a company incorporated in the Cayman Islands with limited liability on March 8, 2024. Uni-Fuels Holdings is a parent holding company with no operations.

Uni-Fuels Holdings together with its subsidiaries (collectively, “the Group”) is primarily operating in Singapore whose primary business activity is in ship bunkering. The Group is a marine fuels supplier and broker that provides marine fuels supply to shipping companies and other marine fuels suppliers worldwide in-port and offshore. The Group primarily generates sales income by selling marine fuels to its customers and receives brokerage commissions by referring shipping companies to its customers.

The consolidated financial statements of the Company include the following entities:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Uni-Fuels Group Inc (“Uni-Fuels Group”)	February 5, 2024	Cayman Island	100%	Investment holding company
Uni-Fuels Pte. Ltd. (“Uni-Fuels”)	October 12, 2021	Singapore	100%	Ship bunkering as marine fuels supplier and broker
Uni-Fuels Pte. Ltd. (Branch)	March 21, 2024	South Korea	100%	Ship bunkering and service provider of marine fuels solutions
Uni-Fuels (Shanghai) Co., Ltd.	February 11, 2025	China	100%	Sales of petroleum products
Uni-Fuels Middle East FZCO	February 14, 2025	UAE	100%	Fuel supply services

Reorganization

The Reorganization was completed on April 18, 2024 through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for all previously mentioned entities. The primary objective of the Reorganization was to transfer 100% ownership of Uni-Fuels to the Company, enabling the Company to serve as the issuer for its planned initial public offering in the United States.

Immediately before the Reorganization, Uni-Fuels was wholly owned and controlled by Kuan Hua KOH and functioned as the operational entity for all the Group’s business activities. The Company and Uni-Fuels Group were established on March 8, 2024, and February 5, 2024, respectively, by a registered agent in the Cayman Islands, with the sole purpose of acting as holding companies for the Group. On March 14, 2024, 100% ownership of Uni-Fuels Holdings, which at the time also held 100% ownership interest in Uni-Fuels Group, was transferred from the registered agent to Garden City Private Capital Limited, which is controlled by Kuan Hua KOH. Both the Company and Uni-Fuels Gorup had not engaged in any business activities before the transfer. On April 18, 2024, Kuan Hua KOH transferred 100% ownership interest in Uni-Fuels to Uni-Fuels Group, thereby completing the Reorganization.

Immediately before and after the Reorganization, the Company, Uni-Fuels Group, and Uni-Fuels remained under the complete ownership and control of Kuan Hua KOH. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50.

F-6

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

On January 15, 2025, the Company consummated its initial public offering (“IPO”) of 2,100,000 Class A Ordinary Shares at an offering price of $4 per share, generating gross proceeds of $8,400,000 with net proceeds of approximately $7.39 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Class A Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “UFG”. On February 4, 2025, the underwriter exercised the OA Option in full to purchase 315,000 additional Class A Ordinary Shares from the Company at the public offering price of $4 per share, generated gross proceeds of $1,260,000 with net proceeds of approximately $1.17 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

Following this, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in these unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) applicable to interim financial reporting. These financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Group’s financial position, results of operations, and cash flows for the interim periods presented.

The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2025. These unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements as of and for the year ended December 31, 2024.

These unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for credit losses against financial assets, accounting of operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to these unaudited condensed consolidated financial statements.

F-7

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Cash

Cash includes balances maintained with banks which are unrestricted and immediately available for withdrawal and use.

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Group adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable, starting from the incorporation date of Uni-Fuels as of October 12, 2021, and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in these unaudited condensed consolidated statements of income and comprehensive income. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Under this accounting guidance, the Group measures credit losses on its accounts receivable using the current expected credit loss model under ASC 326. As of June 30, 2025 and December 31, 2024, the Company provided allowance for credit losses of $10,423 and $10,423, respectively.

Prepayments and other assets, net

Prepayments and other assets are comprised of other receivables and prepaid expenses, including rental deposit, interest receivables and prepaid office supplies. Since the incorporation of Uni-Fuels on October 12, 2021, the Group adopted ASC Topic 326 on its other receivables. The new credit loss guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures credit losses on its prepayment and other assets using the current expected credit loss model under ASC 326. As of June 30, 2025 and December 31, 2024, the balance of allowance for credit loss against prepayments and other assets was $1,725 and $1,725, respectively.

Leases

Since the incorporation of Uni-Fuels on October 12, 2021, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group is a lessee of non-cancellable operating leases for corporate office premises. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Group’s unaudited condensed consolidated balance sheets.

F-8

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Leases (Continued)

ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ACS 842) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group also elects to adopt the practical expedient that allows lessee to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include building management fees, utility expenses and property taxes included and payable in the lease contract. These non-lease components are not separated from the lease components to which they relate.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. For the six months ended June 30, 2025 and 2024, the Group did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Leasehold improvements	Shorter of lease term or 3 years
Furniture and fixture	5 years
Computer equipment	3 years
Motor vehicle	10 years
Office equipment	5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the unaudited condensed consolidated statements of income and comprehensive income under other income or expenses.

F-9

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months ended June 30, 2025 and 2024, no impairment of long-lived assets was recognized.

Deferred IPO costs

Deferred IPO costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering. As of June 30, 2025 and December 31, 2024, the Group had deferred IPO costs of $nil and $482,183, respectively. The deferred IPO costs were subsequently recorded against the gross proceeds upon the closing of The offering in January 2025.

Revenue recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods or services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Group identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Group applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

F-10

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

The Group’s principal revenue streams include:

Sales of marine fuels

The Group enters into a distinct agreement with its customer, through an order confirmation, to sell marine fuels in exchange for sales proceeds. The Group’s promise to sell marine fuels to its customer is considered distinct and is identified as one performance obligation. The Group charges its customer sales proceed at a fixed amount, which is explicitly stated in the contract through order confirmation and is based on the volume of marine fuels supplied to the customer.

Customer does not simultaneously receive and consume the benefits provided by the Group prior to the delivery of marine fuels. No other services are provided by the Group, and benefits are only realized upon receiving marine fuels. Before the delivery of marine fuels, no assets are created nor is there an enforceable right to payment for completed performance by the Group, as evidenced by the order confirmation. Sales income does not qualify to be recognized over time but is recognized at a point in time.

Customer’s obligation to make payment upon fuels delivery and physical possession of marine fuels indicates control over the assets is transferred to customer upon delivery. Furthermore, upon delivery, customer takes on the risks and rewards associated with ownership of the marine fuels and is ready to derive benefits from the assets. Consequently, revenue from the sales of marine fuels is recognized at a point in time when the transaction and the Group’s performance obligation is completed, as evidenced by the delivery of marine fuels.

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified goods or services to be provided to the customer

Step 2: Assess whether it controls each specified good or service before that good or service is transferred to the customer

Under the order confirmation, the Group is solely responsible for the sales of marine fuels it committed to by providing marine fuels with the required grades set out in the agreements with the customers, procuring the relevant supplier, and supplying the required fuels at the designated ports and time, while ensuring the specifications of the marine fuels sold are met to fulfill the promise in the order confirmation. The Group controls the whole process and has an obligation to procure the fulfillment of the conditions. Moreover, the Group controls who the marine fuels may be sold to and has full authority in negotiating and determining the commercial terms with both customers and suppliers on each trade without the consent from other parties. The Group also considers elements of inventory risk that it assumes when assessing whether it controls the marine fuels before they are transferred to the customers.

Accordingly, the Group holds the sole primary responsibility for fulfilling the performance obligation and has full discretion over setting prices with its customer in the sales of marine fuels. As the principal in the contract, the Group recognizes revenue at the gross amount to which it is entitled from its customer.

F-11

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Brokerage commissions

The Group enters into arrangements with its customer by referring marine companies for the sales of marine fuels in exchange for a brokerage commission. These brokerage services that the Group promises to refer marine companies to its customer are considered distinct and constitute a single performance obligation. The commission earned from the brokerage services is fixed and determined at a fixed rate against the volume of marine fuels supplied by its customer to marine companies referred.

Customer does not simultaneously receive and consume the benefits provided by the Group prior to the completion of the transaction. Before the completion of the transaction, no assets are created, nor is there an enforceable right to payment for completed performance by the Group. Brokerage commissions do not qualify to be recognized over time. Revenue from brokerage services is recognized at a point in time, specifically when the transaction is completed and evidenced by the delivery of marine fuels from its customer to marine companies.

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified goods or services to be provided to the customer

Step 2: Assess whether it controls each specified good or service before that service is transferred to the customer

Under the brokerage service arrangements, the Group’s primary responsibility is to refer marine companies to its customer in exchange for a brokerage commission. The customer fully manages sales proceeds from the supply of marine fuels to these companies, with the Group having neither authority over the use of marine fuels nor the ability to influence the terms of trade between marine companies and its customer. Therefore, the supply of marine fuels is directly executed between marine companies and the customer, with the Group playing a limited role, acting solely as an intermediary without control over the trade proceedings.

The Group determines that it does not bear inventory risk. In addition, the Group’s role is restricted to making referrals in exchange for a brokerage fee, and has no authority over pricing of trade between marine companies and its customer, which is predominantly controlled by its customer.

As such, the Group does not control the brokerage services provided and acts solely as an agent in the arrangement. It recognizes revenue in the net amount of the brokerage commissions it expects to receive for referring marine companies to its customer.

F-12

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Sources of revenues

Both sales of marine fuels and brokerage commissions were recognized at a point in time for the six months ended June 30, 2025 and 2024.

The Group carried out all its business activities and major operations in Singapore. Disaggregated information of revenues by geographic locations, which is based on the locations at which the marine fuels are delivered to the customers is as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Geographic locations
Sales of marine fuels
China	$12,246,493	$6,200,371
Hong Kong	4,848,622	2,452,932
India	2,195,527	681,609
Indonesia	3,736,430	2,914,180
Malaysia	34,809,981	18,520,199
Singapore	37,952,471	31,118,940
South Korea	5,129,136	2,740,362
Thailand	940,775	2,770,840
Vietnam	419,695	340,174
Spain	4,241,686	-
UAE	3,302,712	-
Others	4,795,284	6,453,367
Subtotal	$114,618,812	$74,192,974

Brokerage commissions
Singapore	$1,973	$-
Subtotal	$1,973	$-

Total	$114,620,785	$74,192,974

Warranty

Under ASC 460, at the time a sale is recognized, the Group shall record estimated future warranty costs. Such estimated costs for warranties are estimated at completion and these warranties are not warranties separately sold by the Group. Generally, the estimated claim rates of warranty are based on actual warranty experience or Group’s best estimate. There were no such reserves as of June 30, 2025 and December 31, 2024 because the Group considered that the claim rates of warranty had been immaterial historically and are expected to remain immaterial for the periods in concern.

F-13

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Contract Assets and Contract Liabilities

The Group classifies its right to consideration in exchange for goods or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its unaudited condensed consolidated balance sheets when it transfers the goods or performs services in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred the goods or services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2025 and December 31, 2024, the Group did not have any contract assets.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of June 30, 2025 and December 31, 2024, the Group did not have any contract liabilities.

Cost of revenues

Cost of revenue primarily consists of the cost of marine fuels and commission fees incurred during the sales and distribution of marine fuels.

Employee benefit plan

Employees of the Group located in Singapore participate in a compulsory retirement benefit scheme, as mandated by local laws. Contributions to this scheme are made by both the Group and its employees, based on certain percentages of the employees’ relevant salary income, which varies by age bracket. These contributions are subject to a monthly income cap, which was 6,800 Singapore Dollars (SG$) (equivalent to $5,255) from January 1, 2024, increased to SG$7,400 (equivalent to $5,719) effective from January 1, 2025. For the six months ended June 30, 2025 and 2024, the total amounts charged to the unaudited condensed consolidated statements of income and comprehensive income for the Group’s contributions were $75,957 and $53,939, respectively.

Borrowing costs

All borrowing costs are recognized as interest expense in the unaudited condensed consolidated statements of income and comprehensive income in the period in which they are incurred.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

F-14

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not have any significant uncertain tax positions nor interest and penalty associated with tax positions as of June 30, 2025 and December 31, 2024.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole.

Comprehensive Income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. For the six months ended June 30, 2025 and 2024, the Group recognised other comprehensive income of currency translation differences arising from on consolidation of $147 and $nil, respectively.

Earnings per share

Earnings per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings per share is computed by dividing net income attributable to each class of ordinary shareholders by the weighted average number of shares of that particular class outstanding during the year.

Diluted earnings per share is calculated by dividing net income attributable to each class of ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares of that class, if any, by the weighted average number of that particular class of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of one class of ordinary shares to another in accordance with the Memorandum and Articles of Association of the Company. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Basic and diluted earnings per ordinary share are presented in the Group’s unaudited condensed consolidated statement of comprehensive income.

F-15

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Earnings per share (continued)

As of June 30, 2025 and December 31, 2024, each Class B ordinary share could be converted any time at the holder’s option into one Class A ordinary share whilst Class A ordinary shares could not be converted into Class B ordinary shares. In addition, holders of both Class A and Class B ordinary shares were entitled to receive dividends paid by the Company at the same rate and had equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares ranked pari passu in all other respects. Basic and diluted earnings per share are calculated by referring to the rights and characteristics of these two classes of ordinary shares respectively.

Translation of foreign currencies

The Group’s principal place of operations is Singapore. The financial position and results of its operations are determined using the U.S. Dollars (“US$” or “$”), as the functional currency. The Company’s unaudited condensed consolidated financial statements are presented in US$. Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other expense (income) in the unaudited condensed consolidated statements of income and comprehensive income in the period incurred.

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of June 30, 2025 and December 31, 2024, financial instruments of the Group comprised primarily cash, restricted cash, accounts receivable, other assets, short-term bank loans, accounts payable, amounts due to related parties, accrued expenses and other liabilities. The Group concludes that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

F-16

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024.

The following new accounting standards and interpretations effective for accounting periods beginning on or after 1 January 2025, do not have a significant impact on the interim financial statements for the period ended 30 June 2025:

ASU 2023-09 Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures

F-17

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

3. Significant Risks

Currency risk

The functional currency of the Group is US$ and these unaudited condensed consolidated financial statements are presented in US$. The Group’s business activities and its assets and liabilities are predominately denominated in the functional currency. Therefore, the Group is not exposed to significant foreign currency risk as majority of the operations and transactions are denominated in the functional currency.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, restricted cash, accounts receivable and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group primarily deposits its cash and restricted cash with reputable banks located in Singapore. As of June 30, 2025 and December 31, 2024, $6,759,336 and $4,324,956 were deposited with these banks, respectively. Balances maintained with banks in Singapore are insured under the Deposit Insurance Scheme introduced by the Singapore Deposit Insurance Corporation Limited. The maximum insured amount was SG$75,000 (equivalent to $57,969) until March 31, 2024, after which it was increased to SG$100,000 (equivalent to $77,292) commenced from April 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Singapore are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash and restricted cash.

Assets that potentially subject the Company to significant credit risks primarily consist of accounts receivable and other assets. The Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables and general economic conditions. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of June 30, 2025 and December 31, 2024, the balances of allowance for credit losses were $12,148 and $12,148, respectively.

For the six months ended June 30, 2025 and 2024, most of the Group’s assets were located in Singapore. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended June 30, 2025, there was one customer accounted for 10% or more of the Group’s revenues. Revenue from that customer for the six months ended June 30, 2025 represented 12% of the Group’s total revenue for that period. For the six months ended June 30, 2024, there was one customer accounted for 10% or more of the Group’s revenue. Revenue from that customer for the six months ended June 30, 2024 represented 15% of the Group’s total revenue for that period.

As of June 30, 2025, there was no customer whose receivable accounted for 10% or more of the Group’s total balances of accounts receivable. As of December 31, 2024, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for approximately 12% of the total balances of receivables from customer.

F-18

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

3. Significant Risks (continued)

(b)	Major vendors

For the six months ended June 30, 2025, there was one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by these vendors for the six months ended June 30, 2025 represented 18% of the Group’s cost of revenues for that period. For the six months ended June 30, 2024, there were three vendors accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by these vendors for the six months ended June 30, 2024 represented 15%, 13% and 13% of the Group’s cost of revenues for that period, respectively.

As of June 30, 2025, there were one vendor whose payables accounted for 10% or more of the Group’s total balances of accounts payable and accounted for approximately 18% of the total balance of accounts payables. As of December 31, 2024, there were three vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 16%, 12% and 11% of the total balance of accounts payables, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on bank deposits and bank borrowings, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits and bank borrowings in question, the Group considers its interest rate risk not material, and the Group has not used any derivatives to manage or hedge its interest rate risk exposure.

4. Accounts Receivable, Net

As of June 30, 2025 and December 31, 2024, accounts receivable consisted of the following balances:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Accounts receivable related to sales of marine fuels	$22,302,300	$11,469,112
Less: allowance for credit losses	(10,423)	(10,423)
Total accounts receivable, net	$22,291,877	$11,458,689

The movement of allowance for credit losses is as follow:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Beginning balance at January 1, 2025 and 2024	$10,423	$13,281
Recovery of credit losses	-	(2,858)
Ending balance at June 30, 2025 and 2024	$10,423	$10,423

F-19

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

5. ROU Assets and Operating Lease Liabilities

As of June 30, 2025 and December 31, 2024, the Group subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at Beach Centre, Singapore	3 years and 2 months from April 1, 2023 to May 31, 2026
Office at Seoul, South Korea	1 year from March 4, 2024 to March 3, 2025, with an option to renew for 1 year

a)	Amounts recognized in the unaudited condensed consolidated balance sheets:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Right-of-use assets	$84,831	$133,103

Operating lease liabilities
Current	$93,767	$104,267
Non-current	10,388	41,011
	$104,155	$145,278

Weighted average remaining lease terms (in years)	0.39	1.39

b)	Information related to operating lease activities during the six months ended June 30, 2025 and 2024 is as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
ROU assets obtained in exchange for operating lease liabilities	$-	$-

Amortization of ROU assets	48,272	40,937
Accretion of operating lease liabilities	2,841	4,479
Total operating lease expenses	$51,113	$45,416

c) The following table summarizes the remaining contractual maturities of lease liabilities, categorized by the years in which such lease liabilities are required to be settled, under operating leases as of June 30, 2025:

Twelve months ended June 30,
2025	$54,377
2026	52,368
Total future lease payments	$106,745
Less: imputed interest	(2,590)
Present value of lease obligations	$104,155

The weighted-average discount rate used to determine the operating lease liabilities as of June 30, 2025 and December 31, 2024 was 4.6%, respectively.

F-20

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

6. Property and Equipment, Net

As of June 30, 2025 and December 31, 2024, property and equipment, net, consisted of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Leasehold improvements	$87,687	$87,687
Furniture and office equipment	33,178	26,050
Computer equipment	52,427	38,004
Motor vehicle	284,610	284,610
Less: accumulated depreciation	(145,547)	(106,766)
Total property and equipment, net	$312,355	$329,585

Depreciation expenses were $38,781 and $36,877 for the six months ended June 30, 2025 and 2024, respectively.

7. Prepayments and Other Assets, Net

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Other assets	$58,584	$40,423
Prepaid expenses	1,258,850	65,614
Prepaid GST	139,947	130,073
Less: allowance for expected credit losses	(1,725)	(1,725)
Total prepayments and other assets, net	1,455,656	234,385
Less: amounts classified as non-current assets	(2,972)	(4,457)
Amounts classified as current assets	$1,452,684	$229,928

The movement of allowances for credit losses is as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Beginning balance at January 1, 2025 and 2024	$1,725	$600
Provision for credit losses	-	1,125
Ending balance at June 30, 2025 and 2024	$1,725	$1,725

F-21

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

8. Short-term Bank Loans

As of June 30, 2025 and December 31, 2024, short-term bank loans consisted of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Trade financing	$821,238	$1,510,249

On July 11, 2024, a financial institution in Singapore, granted the Group another banking facilities for 12 months through July 2025, comprising (i) a trade financing facility of US$2,000,000, with an interest rate of 1.65% per annum over the bank’s cost of funds and a financing period of up to 45 days for supplier invoices, and (ii) a foreign exchange facility of US$2,000,000, with a maximum tenor of 3 months. As of June 30, 2025 and December 31, 2024, only the trade financing facilities were drawn down, with an outstanding balance of $821,238 and $1,510,249, respectively. The outstanding as of December 31, 2024 and June 30, 2025 were fully repaid on January 21, 2025 and July 31, 2025, respectively. The banking facilities were guaranteed by the Company’s Chief Executive Officer.

No other significant covenants were noted in the Group’s banking facilities.

For the six months ended June 30, 2025 and 2024, the weighted average annual interest rates for the short-term bank loans were approximately 6.14% and 8.8%, respectively. Interest expenses for the six months ended June 30, 2025 and 2024, were $33,415 and $46,130, respectively.

9. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on March 8, 2024. The authorized number of ordinary shares was 500,000,000 shares, par value of US$0.0001 per share, consisting of (i) 450,000,000 Class A ordinary shares with a par value of US$0.0001 each; and (ii) 50,000,000 Class B ordinary shares with a par value of US$0.0001 each. On March 8, 2024, the Company issued 1 Class B ordinary share with a par value of US$0.0001 each.

Each holder of Class A ordinary share is entitled to exercise one vote for each Class A ordinary held on any and all matters to be voted thereon in a general meeting of shareholders, and each holder of Class B ordinary share is entitled to exercise ten votes for each Class B ordinary share held on any and all matters to be voted thereon in a general meeting of shareholders. Each Class B ordinary share can be converted at the holder’s option into one Class A ordinary share whilst Class A ordinary shares cannot be converted into Class B ordinary shares. Holders of both Class A and Class B ordinary shares are entitled to receive dividends paid by the Company at the same rate and have equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares rank pari passu in all other respects.

F-22

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

9. Shareholders’ Equity (continued)

Ordinary shares (continued)

On September 3, 2024, the shareholder of the Company resolved to allot 29,999,999 Class B ordinary shares with a par value of US$0.0001 each. Further on September 4, 2024, the holder of Class B ordinary shares converted 6,000,000 Class B ordinary shares into 6,000,000 Class A ordinary shares with par value of US$0.0001 each. Then on September 25, 2024, the holder of Class B ordinary shares further converted 1,350,000 Class B ordinary shares into 1,350,000 Class A ordinary shares with par value of US$0.0001 each. After the allotment of Class B ordinary shares and subsequent conversions into Class A ordinary shares, the Company has 7,350,000 Class A ordinary shares and 22,650,000 Class B ordinary shares in issue.

The Company considered the above allotment of 29,999,999 Class B ordinary shares part of its recapitalization prior to the completion of its initial public offering. This allotment was solely intended to increase the number of shares and represented an adjustment to the Company’s share structure, aimed at realigning its capital structure to facilitate the subsequent issuance of new shares for the IPO. The shares were issued at par value, with no consideration paid. Therefore, the Company considers the allotment of 29,999,999 Class B ordinary shares to be a share split. The Company believed that it is appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share, ASC 505, Equity and SAB Topic 4C. All shares and per share amounts used herein and in the accompanying unaudited condensed consolidated financial statements have been retroactively restated to reflect the above transactions. By recognizing the above transactions on a retroactive basis, 30,000,000 Class B ordinary shares were issued and outstanding as of June 30, 2024 and December 31, 2023.

Contrary to the allotment, the conversions of 6,000,000 and 1,350,000 Class B ordinary shares into Class A ordinary shares were accounted for prospectively and were recognized by the Company on September 4, 2024 and September 25, 2024 respectively.

On January 15, 2025, the Company consummated its initial public offering (“IPO”) of 2,100,000 Class A Ordinary Shares. On February 4, 2025, the underwriter exercised the OA Option in full to purchase 315,000 additional Class A Ordinary Shares from the Company.

Capital contribution

Capital contributions constitute the capital transactions from shareholders that affected the shareholders’ equity of Uni-Fuels prior to the Reorganization during the year ended December 31, 2023. On June 6, 2023, Uni-Fuels issued and allotted additional 3,899,999 ordinary shares, each with a par value of $1, amounting to a total of $3,899,999. From the total consideration of $3,899,999 derived from this share allotment, $3,099,999 was offset by netting against the dividend distribution of $3,099,999 made by Uni-Fuels to its shareholder at that time. Meanwhile, the remaining balance of $800,000 was received in cash from the shareholder. The whole balance of $3,899,999 has been accounted for as capital contribution from shareholder in these unaudited condensed consolidated financial statements.

F-23

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

10. Income Taxes

Cayman Islands

Under the current and applicable laws of Cayman Islands, the Group is not subject to tax on income or capital gains under this jurisdiction.

Singapore

Uni-Fuels is incorporated in Singapore and is subject to Singapore Corporate Income Tax on the taxable income as reported in their respective statutory financial statements, adjusted in accordance with relevant Singapore tax laws. For the six months ended June 30, 2025 and 2024, Uni-Fuels was eligible under the tax exemption scheme for new start-up companies introduced under Section 43 of the Income Tax Act 1947 of Singapore. For eligible entities under the tax exemption scheme, a 75% exemption on the first SG$100,000 (equivalent to $77,292) of normal chargeable income and a further 50% exemption on the next SG$100,000 (equivalent to $77,292) of normal chargeable income were granted for their first three consecutive years of assessment. For any other entities, the applicable income tax rate is 17% on the entire chargeable income.

The current and deferred portions of the income tax expense included in the unaudited condensed consolidated statements of income and comprehensive income as determined in accordance with ASC 740 are as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Current taxes	$107,490	$17,783
Deferred taxes	-	(4,970)
Income tax expense	$107,490	$12,813

A reconciliation of the difference between the expected income tax expense computed at Singapore income tax rate of 17% and the Group’s reported income tax expense is shown in the following table:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Income before income tax expense	$198,477	$114,785
Applicable income tax rate	17%	17%
Income tax expense at applicable income tax rate	$33,741	$19,513
Non-deductible expenses	24,716	1,167
Income not subject to tax	-	(1)
Effect of tax exemption scheme and tax reduction	(13,658)	(7,866)
Effect of different tax rates in other countries	62,691	-
Income tax expense	$107,490	$12,813

F-24

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

10. Income Taxes (continued)

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Deferred tax assets:
Allowance for credit loss	$2,065	$2,065
Operating lease liabilities	21,732	21,732
Others	1,726	1,726

Total deferred tax assets	$25,523	$25,523

Deferred tax liabilities:
Depreciation and amortization	(13,290)	(13,290)
ROU assets	(19,718)	(19,718)
Others	(758)	(758)

Total deferred tax liabilities	$(33,766)	$(33,766)

Deferred tax liabilities, net	$(8,243)	$(8,243)

Movement of the Group’s deferred tax liabilities during the periods is as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Beginning balance at January 1, 2025 and 2024	$(8,243)	$(13,420)
Credited to the unaudited condensed consolidated statements of income and comprehensive income	-	4,970
Ending balance at June 30, 2025 and 2024	$(8,243)	$(8,450)

Under relevant Singapore tax laws, tax cases are normally subject to investigation by the tax authority for up to 4 years of assessment prior to the current year of assessment for Corporate Income Tax, and 5 years from the end of the prescribed accounting period for Goods and Services Tax. As of June 30, 2025 and December 31, 2024, Corporate Income Tax returns for the years of assessment 2024 and 2025 remain open for statutory examination and the Group had no open tax investigations from the tax authority.

F-25

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

11. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Kuan Hua KOH	Controlling shareholder and director of the Company

Garden City Private Capital Limited	Major shareholder of the Company and wholly owned by Kuan Hua KOH

b. Transactions with related parties

			For the Six Months Ended June 30,

			2025	2024
Name		Nature	(Unaudited)	(Unaudited)
Kuan Hua KOH	(1)	Repayment from a shareholder	$269,467	$1,846

Garden City Private Capital Limited	(2)	Advances to a shareholder	$6,665	$-

(1)	The transactions represented repayment from a shareholder during the period ended June 30, 2025.

(2)	The transactions represented advances to a shareholder during the period ended June 30, 2025.

c. Balance with related parties

			As of
			June 30, 2025	December 31, 2024
Name		Nature	(Unaudited)	(Audited)
Kuan Hua KOH	(1)	Amounts due to a related party	$-	$269,467

Garden City Private Capital Limited	(2)	Amounts due from a related party	$6,665	$1

(1)	The balances as of December 31, 2024 represented the advances from the shareholder for operational purposes and was assigned by Wee Huan GOH to Kuan Hua KOH on December 8, 2023. The balances were unsecured, non-interest bearing and repayable on demand. The amount was fully settled as of June 30, 2025.

(2)	The balances as of June 30, 2025 represented the advances to the shareholder which were unsecured, non-interest bearing and repayable on demand.

F-26

Uni-Fuels Holdings Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

12. Commitments and Contingencies

Commitments

As of June 30, 2025 and December 31, 2024, the Group had neither significant financial nor capital commitment.

Contingencies

As of June 30, 2025 and December 31, 2024, the Group was not a party to any legal or administrative proceedings. The Group further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Group’s results of operations, unaudited condensed consolidated financial condition, or cash flows.

13. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM, specifically the Group’s CEO and CFO, for making decisions, allocating resources and assessing performance.

The Group operates as a single reportable segment. The Chief Operating Decision Maker (CODM), the Chief Executive Officer, reviews financial performance and allocates resources based on a measure of operating income that includes certain significant expense categories regularly provided and evaluated.

The following table presents the revenues, significant segment expenses, and segment profit for the six months ended June 30, 2025 and 2024.

	As of
	June 30, 2025	June 30, 2024
	(Unaudited)	(Audited)

Revenues	$114,620,785	$74,192,974
Cost of revenues	(112,551,139)	(72,733,991)
Selling and marketing expenses	(478,825)	(259,282)
General and administrative expenses	(1,406,391)	(1,090,393)
Other income, net	14,047	5,477
Income from operation	$198,477	$114,785

As the Group has only one reportable segment, all required disclosures under ASC 280, including those related to significant expense categories, are included within this single-segment presentation.

14. Subsequent Events

The Group evaluated subsequent events through October 28, 2025, the date the unaudited condensed consolidated financial statements were available to be issued, there is no subsequent event occurred that would require recognition or disclosure in the Group’s unaudited condensed consolidated financial statements.

F-27